CERTIFICATE

This certificate applies to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”).

I, Dino Pilotto, hereby certify that:

1.	I am a Mine Engineering Lead, at JDS Energy & Mining Inc., with an address of Suite 860, 625 Howe Street, Vancouver BC, Canada.

2.

I am a graduate of the University of British Columbia with a B.Sc. in Mining and Mineral Process Engineering (1987). I have practiced my profession continuously since June 1987. I have been involved with mining operations, mine engineering and consulting covering a variety of commodities at locations in North America, South America, Africa, and Eastern Europe.

3.

I am a Professional Mining Engineer (P.Eng. #14782) registered with the Association of Professional Engineers and Geologists of Saskatchewan. I am also a registered Professional Mining Engineer in Alberta and the Northwest Territories.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have personally inspected the subject project on November 7, 2011.

6.	I am the co-author of this report and responsible for the preparation of Sections 15 and 16 and open pit mining aspects of Sections 1, 21, 25, 26 and 27.

7.	I am independent of Timmins Gold Corp. as described in section 1.5 of NI 43-101.

8.	I have had no prior involvement with the subject property.

9.	I have read NI 43-101, and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101

10.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of February, 2015.

Dino Pilotto (Signed and Sealed)
Dino Pilotto, P.Eng.
Mine Engineering Lead